

October 17, 2014

<u>Via E-mail</u>
Thompson S. Baker II
Chief Executive Officer
New Patriot Transportation Holding, Inc.
200 W. Forsyth Street
7th Floor
Jacksonville, FL 32202

> **Re: New Patriot Transportation Holding, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed October 2, 2014**
> **File No. 001-36605**

Dear Mr. Baker:

We have reviewed your responses to the comments in our letter dated September 18, 2014 and have the following additional comments.

<u>Form 10-12B</u>

<u>General</u>

1.  We note your response to our prior comment 3, which states that the holding company merger does not require registration under the Securities Act because it does not involve a sale of securities under the Securities Act. Your response focuses on the holding company merger and does not appear to address whether the nearly simultaneous spin-off changes the nature of shareholders' investment such that there is a "sale" of, or "offer to sell," securities under Section 2(a)(3) the Securities Act. In that regard, the spin-off appears to specifically impact your responses to factors 5, 6, 8, 9, and 10 from the cited Section 2(a)(3) no-action letters. Please advise.

<u>Exhibit 99.1</u>

<u>Summary, page 7</u>

<u>Our Competitive Strengths, page 7</u>

<u>We have Strong Relationships with Key Customers, page 8</u>

2.  We note your response to our prior comment 10 and reissue in part. You state on page 8 that you have relationships with certain key customers and that nine of your top ten

customers have been customers for more than ten years.  Please discuss in greater detail the nature of the contracts you have with these customers.

The Separation, page 29

3.  Please briefly discuss the various potential alternatives the board of directors considered but rejected.

Holding Company Merger Prior to the Distribution, page 31

4.  We note your response to our prior comment 17.  For clarity, please revise the second diagram on page 32 to differentiate between "New Patriot" and New Patriot Transportation Holding, Inc. as the terms are both referenced.  In this regard, we note your disclosure on the cover page that you use the term "New Patriot" to "refer to New Patriot Transportation Holding, Inc., a newly-formed Florida corporation that will own [y]our transportation business after the holding company merger . . . ."  Please clarify for consistency throughout.

Material U.S. Federal Income Tax Consequences of the Distribution, page 35

5.  We note your response to our prior comment 19 and reissue in part.  Please revise to clearly indicate that the discussion in this section constitutes the opinion of tax counsel.

6.  You state on page 3 that it is a condition to the merger and the separation that Existing Patriot receives an opinion from tax counsel to the effect that the holding company merger will qualify as a "reorganization" within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.  Please clarify the opinions on page 37 accordingly.

Management, page 57

7.  We note your response to our prior comment 22.  Please revise the board of directors table on page 59 to provide the information required by Item 401(e) for Edward L. Baker.  Please also briefly describe the business experience during the past five years of James N. Anderson IV.

Stock Ownership of Certain Beneficial Owners, page 86

8.  We note your disclosure that you based the share amounts on "each person's beneficial ownership of Existing Patriot common stock as of the dates indicated below and applying the distribution ratio of one share of [y]our common stock for every three shares of Existing Patriot common stock."  Please revise to provide the required information as of the most recent practicable date.  Please also tell us why the percentages for each holder

have decreased from your last filing when it does not appear that any new stock was issued.

<u>Report of Independent Registered Certified Public Accounting Firm, page F-2</u>

9. We note that the date on your audit report changed from August 21, 2014 in your Form 10 filed August 22, 2014, to August 8, 2014 in your amended Form 10 filed on October 2, 2014.  Please tell us the reason(s) for this change.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     <u>Via-Email</u>
        Daniel B. Nunn, Jr., Esq.
        Nelson Mullins Riley & Scarborough LLP